FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number        0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Teva Reports Third Quarter 2011 Results

JERUSALEM--(BUSINESS WIRE)--November 1, 2011--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended September 30, 2011.

Third Quarter Highlights:1

  Net sales of $4.34 billion, compared to $4.25 billion in the third quarter of 2010, an increase of 2% and $4.21 billion in the second quarter of 2011, an increase of 3%.
  Non-GAAP net income and non-GAAP EPS of $1,111 million and $1.25, compared to $1,182 million and $1.30, respectively, in the third quarter of 2010, and $984 million and $1.10, respectively, in the second quarter of 2011. Quarterly GAAP net income was $916 million, compared to $1,050 million in the third quarter of 2010 and $576 million in the second quarter of 2011; GAAP EPS totaled $1.03, compared to $1.15 in the third quarter of 2010 and $0.64 in the second quarter of 2011.
  Non-GAAP operating income of $1,316 million, compared to $1,439 million in the third quarter of 2010 and $1,091 million in the second quarter of 2011. Quarterly GAAP operating income of $1,035 million, compared to $1,188 million in the third quarter of 2010 and $597 million in the second quarter of 2011.
  Strong sales growth in Europe of 34% (24% in local currencies) and 56% in EEMA, Latin America and Asia (49% in local currencies).
  Sales growth in all branded franchises – respiratory (15%), Azilect® in-market (20%), Copaxone® in-market (26%), and women’s health (6%) – as well as API (15%).
  During the quarter, Teva solidified its leadership position in the Japanese generics market by acquiring Taiyo Pharmaceutical Industry Co. Ltd. and the remaining 50% interest in Teva-Kowa Pharma Co. Ltd. Teva also made an additional investment in CureTech Ltd., bringing its interest in the company to 75%.
  Teva completed the acquisition of Cephalon Inc. for approximately $6.5 billion dollars on October 14, 2011.

"The third quarter produced an overall mixed performance. We had strong European and International generic sales, combined with strong results from our branded units. This helped to offset our U.S. generics business, which lacked any significant new launches,” stated Shlomo Yanai, Teva's President and CEO. “We expect a strong fourth quarter including an improved U.S. generics business, led by the exclusive launch of generic Zyprexa®.”

Sales in North America in the third quarter were $2,183 million (representing 50% of total sales), a decrease of 20%. Generic and other sales in the U.S. were $845 million in the quarter, down 48%. In contrast to last year, the current quarter lacked significant new launches and sales of key products (most notably the generic equivalent of Effexor XR®, as well as generic equivalents of Cozaar®, Hyzaar®, Lotrel® and Prevacid®), sold in the third quarter of 2010 were absent or substantially diminished in the current quarter.

Sales in Europe in the third quarter of 2011 were $1,344 million, up 34%, accounting for 31% of total sales. In local currencies, sales in Europe grew by 24%. Growth in sales resulted primarily from the inclusion of ratiopharm, mainly in Germany, France, Spain and Italy. Sales in Europe grew organically2 by 9%; in Germany, generic sales grew organically by 8% (in local currencies).

Sales in EEMA, Latin America and Asia (International markets) in the third quarter of 2011 totaled $817 million, up 56%, accounting for 19% of total sales, with sales in EEMA contributing 45% of International sales, Asia 30% and Latin America 25%. In local currencies, sales in EEMA, Latin America and Asia grew by 49%. The growth in sales resulted primarily from the inclusion of Taiyo in Japan, which was acquired in July 2011, and from higher sales in major markets in Latin America (organic growth of 21% in generic sales in local currencies) and Russia (organic growth of 27% in generic sales in local currency).

Global in-market sales of Copaxone®, the leading multiple sclerosis therapy in the U.S. and globally, reached a record $1,021 million in the third quarter of 2011, an increase of 26%. In the U.S., in-market sales increased 28% to $752 million, as a result of both price increase and volume growth. In-market sales outside the U.S. grew 22% to $268 million, 17% in terms of unit growth, in several European and Latin American markets, including Italy, U.K., Germany, Spain and Brazil.

Global respiratory product sales totaled $238 million in the quarter, an increase of 15%, primarily driven by a 30% increase in sales in the U.S., which totaled $164 million. As of September 30, 2011, ProAir™ continued to maintain its leadership position with a 50% market share in the SABA (short acting beta agonist) market in the U.S., while Qvar® further solidified its number two position in the inhaled corticosteroid category (ICS) market with a 23% market share in the U.S.

Global women's health product sales were $123 million in the quarter, up 6%. The increase in sales was driven by the inclusion of sales of Theramex products in Europe, offset by weaker sales in the U.S., where Seasonique® has faced generic competition since July 2011.

Global in-market sales of Azilect® totaled $97 million in the quarter, an increase of 20%, with growth both in Europe and the U.S.

API sales to third parties totaled $183 million in the third quarter of 2011, up 15%, with higher sales mostly in International markets and North America.

Exchange rate differences between this quarter and the comparable quarter in 2010 contributed approximately $148 million to sales, while having a minor impact on operating income. The impact on sales resulted primarily from the strengthening of certain currencies (primarily the euro) relative to the U.S. dollar.

Non-GAAP net income and non-GAAP EPS for the third quarter of 2011 are adjusted to exclude certain items totaling an aggregate of $281 million and a related tax effect of $86 million. Teva believes that excluding such items facilitates investors' understanding of the Company's business. See the attached tables for a reconciliation of U.S. GAAP reported results to the adjusted non-GAAP figures for the current quarter as well as the comparable quarter of 2010.

Non-GAAP gross profit margin was 56.4% in the third quarter of 2011, compared to 62.5%. The decrease reflects a change in product mix in the U.S. – a decrease in the contribution from certain high margin generic products, primarily generic Effexor XR®, partially offset by an increase in the contribution from branded products. GAAP gross profit margin was 51.7% in the third quarter of 2011, compared to 58.0%. The decrease primarily reflects changes in product mix mentioned above, as well as amortization of purchased intangible assets related to the ratiopharm acquisition and costs related to regulatory actions taken in facilities recorded in the current quarter.

Net Research & Development (R&D) expenditures in the third quarter of 2011 totaled $227 million, or 5.2% of sales, compared to $239 million, or 5.6% of sales. The decline in R&D spending reflects lower legal expenses related to generic R&D and timing of spending. Gross R&D in the third quarter of 2011, before reimbursement from third parties for certain R&D expenses, totaled approximately $248 million, or 5.7% of sales.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) were $796 million, or 18.3% of sales, for the third quarter of 2011, compared to $742 million, or 17.5% of sales. The increase was primarily due to the inclusion of ratiopharm, Taiyo and Theramex.

General and Administrative (G&A) expenditures totaled $112 million, or 2.6% of sales, compared with $236 million, or 5.5% of sales. The decline is attributable primarily to gains recorded in connection with the acquisition of additional ownership interests in CureTech Ltd. and Teva-Kowa Pharma, totaling $135 million.

Non-GAAP net financial expense in the third quarter of 2011 totaled $67 million, compared with $48 million.

The non-GAAP tax provision for the third quarter was $119 million of pre-tax non-GAAP income of $1,249 million. Teva's current estimate of the annual tax rate of non-GAAP income for 2011 is 10%, compared to 13% of pre-tax non-GAAP income for 2010. The current estimate for the 2011 non-GAAP tax rate is based on a mix of products manufactured in jurisdictions where Teva benefits from tax incentives. The product mix in future years is expected to be different, resulting in a higher tax rate. On a GAAP basis, the annual projected tax rate for 2011 is 4%.

Cash flow from operations during the third quarter of 2011 was $482 million, compared to $1,194 million. Free cash flow – excluding net capital expenditures (of $276 million) and dividends (of $204 million) – was $2 million. The current quarter’s cash flow is not indicative of the Teva’s typical cash flow run rate and was affected by the exceptionally strong generation in the previous quarter, actual payments of legal settlement expenses and restructuring expenses and a major capital investment. Fourth quarter cash generation is expected to recover strongly to typical levels. Cash and marketable securities on September 30, 2011 amounted to $1.3 billion.

During the quarter, share repurchases totaled approximately 6.1 million shares for an aggregate purchase price of approximately $254 million. Since the beginning of December 2010, when a $1 billion share repurchase plan was authorized, Teva has repurchased 17.9 million shares for approximately $848 million. As a result of these share repurchases and the redemption of certain convertible debentures in the first quarter of 2011, the fully diluted share count has been reduced by approximately 31 million shares from December 2010 to September 2011.

Total equity at September 30, 2011 was $22.9 billion, an increase of $937 million, compared to $22.0 billion at December 31, 2010. The increase in total equity is attributable primarily to the GAAP net income of $2,253 million, offset primarily by repurchases of Teva shares and dividends paid to shareholders.

For the third quarter of 2011, the weighted average share count for the fully diluted earnings per share calculation was 890 million on both a GAAP and non-GAAP basis. At September 30, 2011, the share count for calculating Teva's market capitalization was approximately 886 million.

Dividend

The Board of Directors, at its meeting on October 31, 2011, declared a cash dividend for the third quarter of 2011 of NIS 0.80 (approximately 21.9 cents according to the rate of exchange on November 1, 2011) per share.

The record date will be November 14, 2011, and the payment date will be November 30, 2011. Tax will be withheld at a rate of 20%.

Conference Call

Teva will host a conference call to discuss the Company's third quarter 2011 results, on Wednesday, November 2, 2011 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website at www.tevapharm.com. A replay of the call will also be available until November 9, 2011, at 11:59 p.m. ET, by calling 858-384-5517 or 877-870-5176. The Conference ID is #380019.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on CNS, oncology, pain, respiratory and women's health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on sales of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2010 and in our other filings with the U.S. Securities and Exchange Commission.

1 Unless otherwise noted, all comparisons are to the third quarter of 2010.

2 Organic sales assume ratiopharm and other acquisitions were included in Teva's results in the third quarter of 2010.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended		Nine months ended
		September 30,		September 30,
		2011	2010	2011	2010
Net sales		4,344	4,250	12,636	11,703
Cost of sales (a)		2,098	1,783	6,002	5,102
Gross profit		2,246	2,467	6,634	6,601
Research and development expenses – net		227	239	709	663
Selling and marketing expenses (b)		806	751	2,442	2,147
General and administrative expenses		112	236	617	607
Legal settlements, acquisition and restructuring expenses and impairment		51	53	352	78
Purchase of research and development in process		15	-	15	9
Operating income		1,035	1,188	2,499	3,097
Financial expenses – net (c)		67	3	85	178
Income before income taxes		968	1,185	2,414	2,919
Provision for income taxes (d)		33	133	109	336
		935	1,052	2,305	2,583
Share in losses of associated companies – net		17	*	42	17
Net income		918	1,052	2,263	2,566
Net income attributable to non-controlling interests		2	2	10	6
Net income attributable to Teva		916	1,050	2,253	2,560

GAAP earnings per share attributable to Teva:	Basic ($)	1.03	1.17	2.52	2.86
	Diluted ($)	1.03	1.15	2.51	2.82
Weighted average number of shares (in millions):	Basic	888	899	892	895
	Diluted	890	921	896	921

Non-GAAP net income attributable to Teva:**		1,111	1,182	3,031	2,993

Non-GAAP earnings per share attributable to Teva:**	Basic ($)	1.25	1.32	3.40	3.34
	Diluted ($)	1.25	1.30	3.38	3.29

Weighted average number of shares (in millions):	Basic	888	899	892	895
	Diluted	890	921	896	921

* Less than $0.5 million.
** See reconciliation attached.

(a) Cost of sales includes $151 million and $135 million of amortization of purchased intangible assets in the three months ended September 30, 2011 and 2010, respectively, $35 million of costs related to regulatory actions taken in facilities in the three months ended September 30, 2011 and $19 million and $54 million of inventory step-up in the three months ended September 30, 2011 and 2010, respectively.

(b) Selling and marketing expenses includes $10 million and $9 million of amortization of purchased intangible assets in the three months ended September 30, 2011 and 2010, respectively.
(c) Financial expenses - net includes financial income of $45 million resulting from hedging of the ratiopharm acquisition in the three months ended September 30, 2010.
(d) Provision for income taxes includes $86 million and $74 million of related tax effect of non-GAAP charges in the three months ended September 30, 2011 and 2010, respectively.

Condensed Balance Sheets
(U.S. dollars in millions)

	September 30,	December 31,
	2011	2010
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	1,085	1,248
Short-term investments	38	36
Accounts receivable	5,605	5,476
Inventories	4,670	3,866
Deferred taxes and other current assets	1,620	1,416
Total current assets	13,018	12,042
Long-term investments and receivables	589	632
Deferred taxes, deferred charges and other assets	76	138
Property, plant and equipment, net	5,560	4,357
Identifiable intangible assets, net	6,248	5,751
Goodwill	15,787	15,232
Total assets	41,278	38,152

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	3,283	1,432
Convertible senior debentures - short term	531	1,339
Sales reserves and allowances	3,877	3,403
Accounts payable and accruals	2,743	2,467
Other current liabilities	1,046	1,053
Total current liabilities	11,480	9,694
Long-term liabilities:
Deferred income taxes	1,453	1,348
Other taxes and long term payables	828	777
Employee related obligations	213	221
Senior notes and loans	4,365	4,097
Convertible senior debentures - long term	-	13
Total long term liabilities	6,859	6,456
Equity:
Teva shareholders’ equity:	22,863	21,947
Non-controlling interests	76	55
Total equity	22,939	22,002
Total liabilities and equity	41,278	38,152

Condensed Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Operating activities:
Net income	918	1,052	2,263	2,566
Change in operating assets and liabilities	(597)	(57)	(7)	(274)
Expenses not involving cash flow and others	146	199	435	733
Purchase of research and development in process	15	-	15	9

Net cash provided by operating activities	482	1,194	2,706	3,034

Net cash used in investing activities	(1,194)	(5,100)	(2,110)	(5,239)

Net cash provided by (used in) financing activities	698	(204)	(756)	1,146

Translation adjustment on cash and cash equivalents	(40)	191	(3)	(1)

Net change in cash and cash equivalents	(54)	(3,919)	(163)	(1,060)

Balance of cash and cash equivalents at beginning of period	1,139	4,854	1,248	1,995

Balance of cash and cash equivalents at end of period	1,085	935	1,085	935

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Three months ended				Three months ended
	September 30, 2011				September 30, 2010
	Unaudited, U.S. dollars in millions				Unaudited, U.S. dollars in millions
	(except per share amounts)				(except per share amounts)
	GAAP	Reconciliation	Variance non-GAAP measures	Effect of reconciliation item on non- GAAP diluted EPS	GAAP	Reconciliation	Variance non-GAAP measures	Effect of reconciliation item on non- GAAP diluted EPS
Net sales	4,344	-	4,344	-	4,250	-	4,250	-
Cost of sales	2,098	(205)	1,893	(0.23)	1,783	(189)	1,594	(0.21)
Gross profit	2,246	205	2,451	0.23	2,467	189	2,656	0.21
Research and development expenses - net	227	-	227	-	239	-	239	-
Selling and marketing expenses	806	(10)	796	(0.01)	751	(9)	742	(0.01)
General and administrative expenses	112	-	112	-	236	-	236	-
Legal settlements, acquisition and restructuring expenses and impairment	51	(51)	-	(0.06)	53	(53)	-	(0.06)
Purchase of research and development in process	15	(15)	-	(0.02)	-	-	-	-
Operating income	1,035	281	1,316	0.32	1,188	251	1,439	0.28
Financial expenses – net	67	-	67	-	3	45	48	0.05
Provision for income taxes	33	86	119	0.10	133	74	207	0.08
Net income attributable to Teva	916	195	1,111	0.22	1,050	132	1,182	0.15
Earnings per share attributable to Teva:
Basic	1.03	0.22	1.25		1.17	0.15	1.32
Diluted	1.03	0.22	1.25		1.15	0.15	1.30
Weighted average number of shares:
Basic	888	-	888		899	-	899
Diluted	890	-	890		921	-	921
Add back for diluted earnings per share calculation	*	-	*		11	-	11
Effective tax rate	3%	6%	9%		11%	4%	15%

* Less than $0.5 million.

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Nine months ended				Nine months ended
	September 30, 2011				September 30, 2010
	Unaudited, U.S. dollars in millions				Unaudited, U.S. dollars in millions
	(except per share amounts)				(except per share amounts)
	GAAP	Reconciliation	Variance non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS	GAAP	Reconciliation	Variance non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS
Net sales	12,636	-	12,636	-	11,703	-	11,703	-
Cost of sales	6,002	(628)	5,374	(0.70)	5,102	(433)	4,669	(0.47)
Gross profit	6,634	628	7,262	0.70	6,601	433	7,034	0.47
Research and development expenses - net	709	-	709	-	663	-	663	-
Selling and marketing expenses	2,442	(27)	2,415	(0.03)	2,147	(25)	2,122	(0.03)
General and administrative expenses	617	-	617	-	607	-	607	-
Legal settlements, acquisition and restructuring expenses and impairment	352	(352)	-	(0.39)	78	(78)	-	(0.08)
Purchase of research and development in process	15	(15)	-	(0.02)	9	(9)	-	(0.01)
Operating income	2,499	1,022	3,521	1.14	3,097	545	3,642	0.59
Financial expenses – net	85	-	85	-	178	(78)	100	(0.08)
Provision for income taxes	109	244	353	0.27	336	190	526	0.20
Net income attributable to Teva	2,253	778	3,031	0.87	2,560	433	2,993	0.47
Earnings per share attributable to Teva:
Basic	2.52	0.88	3.40		2.86	0.48	3.34
Diluted	2.51	0.87	3.38		2.82	0.47	3.29
Weighted average number of shares:
Basic	892	-	892		895	-	895
Diluted	896	-	896		921	-	921
Add back for diluted earnings per share calculation	*	-	*		33	-	33
Effective tax rate	4%	6%	10%		12%	3%	15%

* Less than $0.5 million.

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Amortization of purchased intangible assets - under cost of sales	151	135	454	379
Costs related to regulatory actions taken in facilities - under cost of sales	35	-	130	-
Inventory step-up	19	54	44	54
Amortization of purchased intangible assets - under selling and marketing expenses	10	9	27	25
Legal settlements and reserves	(1)	(1)	216	(7)
Restructuring and acquisition expenses	36	27	106	55
Impairment of long-lived assets	16	27	30	30
Purchase of research and development in process	15	-	15	9
Financial expenses related to hedging activity of the ratiopharm acquisition	-	(45)	-	102
Gain from sale of marketable securities	-	-	-	(24)
Related tax effect	(86)	(74)	(244)	(190)

Sales by Geographic Area
(Unaudited, U.S. Dollars in millions)

	Three months ended
	September 30,		% of Total	% of Total
	2011	2010	2011	2010	% Change

North America	2,183	2,724	50%	64%	(20%)
Europe*	1,344	1,001	31%	24%	34%
International markets	817	525	19%	12%	56%
Total	4,344	4,250	100%	100%	2%

* Includes EU member states, Switzerland & Norway.

Sales by Geographic Area
(Unaudited, U.S. Dollars in millions)

	Nine months ended
	September 30,		% of Total	% of Total
	2011	2010	2011	2010	% Change

North America	6,346	7,500	50%	64%	(15%)
Europe*	4,166	2,624	33%	22%	59%
International markets	2,124	1,579	17%	14%	35%
Total	12,636	11,703	100%	100%	8%

* Includes EU member states, Switzerland & Norway.

CONTACT:
Teva IR:
Teva Pharmaceutical Industries Ltd.
Elana Holzman, 972 (3) 926-7554
or
Teva North America
Kevin Mannix, 215-591-8912
or
Teva PR:
Teva Pharmaceutical Industries Ltd.
Yossi Koren, 972 (3) 926-7687
or
Teva North America
Denise Bradley, 215-591-8974

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:		/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:	November 2, 2011